SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 5th, 2020

DATE, TIME AND PLACE: March 5th, 2020, at 9.15 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, floor 12, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo, Carlo Filangieri and Pietro Labriola, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. It shall be registered that Mr. Agostino Nuzzolo attended the discussions regarding items (1) through (6) of the Agenda.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledged on the activities carried out by the Control and Risks Committee; (3) To acknowledged on the activities carried out by the Statutory Audit Committee; (4) To acknowledge on the Industrial Plan for 2020-2022 and to resolve on the Company’s budget for the year of 2020; (5) To analyze the resubmission of the Management’s proposal for the allocation of the results related to the year of 2019 and the dividend distribution by the Company, for submission to the Shareholders’ Meeting of the Company; (6) To analyze the proposal of capital stock increase by the statutory reserve’s capitalization and to resolve on its submission to the Shareholders’ Meeting of the Company; (7) To acknowledge on the studies related to strategic projects of the Company; (8) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 13th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company and its controlled company, TIM S.A., on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (9) To analyze the Compensation Proposal of The Company’s Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders’ Meeting of the Company; (10) To evaluate the proposal of the Company’s by-laws amendment and to resolve on its submission to the Shareholders’ Meeting of the Company; and (11) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 5th, 2020

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously, by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on March 4th, 2020, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 5th, 2020, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on March 5th, 2020, as per Mr. Gesner Oliveira’s report, Coordinator of the CAE

(4) Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer) of the Company, and Adrian Calaza, Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company, presented the general conditions of the Company’s Industrial Plan for the years of 2020-2022. After the presentation, the Board members acknowledged on and approved the budget guidelines of the Company and its subsidiary, TIM S.A., to be used for the year of 2020.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 5th, 2020

(5) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2019, originally presented on February 11th, 2020, and resubmitted on this date due to the amendments regarding capitalization of a portion of the supplementary reserve for the expansion of social business, and the dividend distribution by the Company, based on the Fiscal Council’s and the CAE’s favorable opinions, and, subsequently, the members of the Board approved its submission to the Company’s Annual Shareholders’ Meeting, to be duly convened.

(6) Analyzed the proposal of the Company’s capital stock increase, with no issuance of new shares, due to the capitalization of portion of the supplementary reserve for the expansion of social business, that exceeded the eighty percent limit (80%) of the capital stock, as provided in paragraph 2nd, Section 46 of the Company’s By-Laws.

The amount to be capitalized is of one billion, six hundred and forty-four million, twelve thousand, five hundred and fifty-two Reais and fifty-two cents (R$1,644,012,552.52) and, due to the herein referred capital stock increase, the proposed capital stock of the Company will be of eleven billion, five hundred and fifty-seven million, four hundred and twenty-six thousand, nine hundred and seventy-four Reais and twenty-six cents (R$11,557,426,974.26), divided into two billion, four hundred and twenty-one million, thirty-two thousand and four hundred and seventy nine (2,421,032,479) common shares, all nominative, book-entry and with no par value.

As a result, the Board members approved the submission of the proposal to the Company’s Annual Shareholders’ Meeting, to be duly convened.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 5th, 2020

(7) Acknowledged on the studies related to strategic projects of the Company, as per the presentation of Mr. Adrian Calaza, Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company.

(8) Analyzed the proposal for the extension of the Cooperation and Support Agreement (Contrato de Cooperação e Suporte), through the execution of the 13th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and TIM S.A., on the other hand, and approved it, based on the favorable evaluation of the CAE, its submission to the Annual and Extraordinary Shareholders’ Meeting, to be duly convened.

(9) Opined favorably to the Management’s Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2020, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be duly convened.

(10) Opined favorably to the Proposal of the Company’s By-laws amendment, which aims to adjust its provisions to the Regulamento de Listagem do Novo Mercado of B3 S.A. – Brasil, Bolsa e Balcão terms, the thresholds’ monetary updating and the provision regarding the capital stock of the Company, due to the capitalization of portion of the supplementary reserve for the expansion of social business, and approved its submission to the Company’s Extraordinary Shareholders’ Meeting, to be duly convened.

(11) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on Abril 7th, 2020, and to be convened on March 6th, 2020:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2019; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2019 and the distribution of dividends by the Company; (3) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on July, 30th, 2019 and February, 11th, 2020, under the terms of Section 150 of Law No. 6,404/1976 and Section 20, Paragraph 2 of the Company’s By-laws; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council of the Company; and (6) To resolve on the compensation proposal for the Company’s Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2020.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 5th, 2020

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 13th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled Company, TIM S.A., on the other hand; (2) To resolve on the proposal of capital stock increase by means of capitalization of statutory reserve; and (3) To resolve on the amendment proposal of the Company’s By-laws and its consolidation.

In addition to the above ordinary items of Agenda, the Board members acknowledged on the Company’s strategic management and prevention action plan, regarding the COVID-19’s effects on the Company’s business activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo, Carlo Filangieri and Pietro Labriola

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 5th, 2020

Rio de Janeiro (RJ), March 5th, 2020.

JAQUES HORN

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.